Paul Hastings LLP

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October 3, 2024

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

Division of Investment Management,

 Disclosure Review and Accounting

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Litman Gregory Funds Trust

Annual Report for the Fiscal Year Ended December 31, 2023

(File No.: 811-07763)

Dear Ms. Fettig:

On behalf of the Litman Gregory Funds Trust (the “Registrant”), we hereby respond to your oral comments provided on June 24, 2024, July 29, 2024, September 9 and September 30, 2024 with respect to the Registrant’s annual report for the fiscal year ended December 31, 2023 (the “Annual Report”) and other filings.

The Registrant’s responses are provided below. We have restated the substance of your comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Annual Report, unless otherwise indicated.

1.

Comment: The staff (the “Staff”) of the Securities Exchange Commission (the “SEC”) notes that certain non-diversified fund had the following disclosure: “Diversification does not assure a profit or protect against loss in a declining market.” (See, e.g., p. 1 and p. 5 of the Annual Report for the Polen Capital Global Growth ETF and pp. 2-3 of the larger Annual Report for the remainder of the Funds.) Please consider whether that disclosure is appropriate for the Funds that are not diversified.

Response: Comment acknowledged. In connection with the new rule and form amendments related to tailored shareholder reports (the “TSR Rules”), that disclosure will no longer be included in the Registrant’s shareholder reports.

2.

Comment: The Staff is re-issuing Comment 9 from the comment response letter filed on September 10, 2021 (the “September 2021 Letter”): “In the table illustrating the value of a hypothetical $100,000 investment for the Alternative Strategies Fund, please disclose which class of shares is being presented.”

Response: Comment acknowledged. In connection with the TSR Rules, the Registrant will prepare separate shareholder reports for each share class of each Fund and therefore will not need to specify share class in this table.

3.

Comment: Similarly, the Staff is re-issuing Comment 6 from the September 2021 Letter: “. . . the Registrant undertook to include in the ‘Management Discussion of Fund Performance’ section of the shareholder report a statement accompanying the graph and table that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. . . . [T]he statement should be included in each Fund’s graph and table.”

Response: Comment accepted. In future shareholder reports, the Registrant will include the following disclosure:

The Fund’s past performance is not a good predictor of the Fund’s future performance. Visit imgpfunds.com for the most recent performance information. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

4.

Comment: Similarly, the Staff is re-issuing Comment 7 from the September 2021 Letter. That comment relates to the disclosures required when a fund changes its benchmark. That comment stated “. . . the Registrant undertook to ensure that changes in a Fund’s primary index would be reflected in future shareholder reports. The Staff notes that in the Registrant’s financial statements for the fiscal year ended December 31, 2018 for the Alternative Strategies Fund, the Bloomberg Barclays U.S. Aggregate Bond Index is listed as the Fund’s primary benchmark. While the Registrant’s prospectus dated April 30, 2019 noted the change in the Fund’s primary benchmark from the Bloomberg Barclays U.S. Aggregate Bond Index to 3-Month Libor, this change was not noted in the Registrant’s financial statements for the Fund for the fiscal year ended December 31, 2019.” Item 27(b)(7), Instruction 7 of Form N-1A requires that if a fund uses an index that is different from the one used for the immediately preceding fiscal year, the registrant should explain the reason(s) for the change and compare the fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.

a.

This comment applies to the iMGP International Fund. Per a 497K filed on April 22, 2022: “Effective September 30, 2021, the Fund’s primary benchmark changed from the MSCI ACWI ex-U.S. Index to the MSCI EAFE Index.” The annual report for the year ended December 31, 2021 did not include the MSCI EAFE Index in the Growth of $10,000 chart, but did include the MSCI EAFE Index in the Average Annual Total Return Chart. Please explain this inconsistency. In addition, please explain the inconsistency in the date of the change. Per the 2021 Annual Report: “Coinciding with this change in subadvisor mix, effective January 1, 2022, we are changing the iMGP International Fund’s primary benchmark from MSCI ACWI ex US NET to MSCI EAFE NET.”

Response: Comment accepted. The benchmark changed effective September 30, 2021, and the shareholder report should have included the MSCI EAFE Index in the Growth of $10,000 chart. The Registrant will ensure that changes in a Fund’s benchmark are disclosed correctly in future shareholder reports.

b.	This comment also applies to the iMGP SBH Focused Small Value Fund. There appears to be inconsistency in the broad based securities market index in the Annual Report and prospectus. Please explain.

Per a 497K filed on April 30, 2024: “Effective April 29, 2024, the Small Company Fund’s primary benchmark changed from the MSCI USA Small Cap Value Index to the Russell 2000 Index. The Adviser believes this benchmark more closely aligns with the change of investment strategy of the Fund.” Although this change was effective after the 12/31/23 reporting period date, the Growth of $10,000 chart did not present the MSCI USA Small Cap Value Index. Please explain.

Per a 497K filed on May 1, 2023: “Effective April 28, 2023, the SBH Focused Small Value Fund’s primary benchmark changed from the Russell 2000 Value Index to the MSCI USA Small Cap Value Index. The Adviser believes this benchmark more closely aligns with the investment objective of the Fund.”

Response: Comment accepted. The Annual Report should have referenced the MSCI USA Small Cap Value Index as the Fund’s primary benchmark rather than the Russell 2000 Index, as the former was the Fund’s primary benchmark as of December 31, 2023. The benchmark will change again in connection with the TSR Rules. The Registrant will ensure that changes in a Fund’s benchmark are disclosed correctly in future shareholder reports.

c.

This comment also applies to the iMGP Alternative Strategies Fund. Per a 497K filed on April 29, 2022: “In connection with the anticipated discontinuation of LIBOR, effective April 29, 2022, the Alternative Strategies Fund’s primary benchmark changed from 3-Month LIBOR to the ICE BofAML U.S. 3-Month Treasury Index.” The Form N-CSR for the year ended December 31, 2022 did not disclose the reason for the change, nor did the Growth of $10,000 chart present the former index.

Response: Comment accepted. The Fund’s primary benchmark will change again in connection with the TSR Rules. The Registrant will ensure that changes in a Fund’s benchmark are disclosed correctly in future shareholder reports.

d.

This comment also applies to the iMGP DBi Hedge Strategy ETF. Per a 497K filed on April 28, 2023: “Effective September 30, 2022, the iMGP DBi Hedge Strategy ETF’s primary benchmark changed from the BarclayHedge Equity Long Short Index to the Morningstar US Fund Long-Short Equity Category. The Adviser believes this benchmark more closely aligns with the investment objective of the Fund.” The Form N-CSR for the year ended December 31, 2022 did not disclose the reason for the change, nor did the Growth of $10,000 chart present the former index.

Response: Comment accepted. The Fund’s primary benchmark will change again in connection with the TSR Rules. The Registrant will ensure that changes in a Fund’s benchmark are disclosed correctly in future shareholder reports.

5.

Comment: For the iMGP RBA Responsible Global Allocation ETF, which has been subsequently liquidated, the Staff was unable to locate the disclosure requirements of Item 27(f) of Form N-1A, a graphical representation of holdings, which is required in an annual report.

Response: Comment acknowledged. The iMGP RBA Responsible Global Allocation ETF has been liquidated, but in future shareholder reports the Registrant will ensure that the requested disclosure is provided for each Fund.

6.

Comment: The Schedules of Investments for the Polen Capital Global Growth ETF and iMGP Global Select Fund are categorized by industry; however, if there is significant country concentration, please also consider including a categorization by country for each Fund. See AICPA Audit and Accounting Guide: Investment Companies, Chapter 7, paragraph 28, which states: “In addition to the categorization chosen from the preceding, any other significant concentration of credit risk should be reported. For example, an international fund that categorizes its investments by industry or geographic region should also report a summary of its investments by country, if such concentration is significant.”

Response: Comment accepted. The Registrant will categorize the Schedules of Investments for those Funds by country in future shareholder reports. The Registrant will also summarize these Funds’ investments by industry if there is significant industry concentration.

7.

Comment: Section 12-12, footnote 2 of Regulation S-X requires that a registrant categorize the schedule of investments by (i) type of investment, and then (ii) also by the related industry, country or geographic location of the investment. The Schedule of Investments for the iMGP RBA Responsible Global Allocation ETF was only categorized by type, Exchange-Traded Funds, and not by industry, country or geographic location. In addition, this requirement also applies to categorizations of asset-backed securities and bank loans. The Staff notes that the Schedule of Investments for the iMGP High Income Fund does not categorize asset-backed securities and bank loans into the second tier of classifications of industry, country or geographic location. Please ensure that all Schedules of Investments are appropriately categorized in compliance with Section 12-12, footnote 2.

Response: Comment accepted. The iMGP RBA Responsible Global Allocation ETF has been liquidated, but in future shareholder reports the Registrant will revise that disclosure to the extent possible for the iMGP High Income Fund and for any other Funds as applicable. The Registrant notes that the Funds’ custodian and administrator uses the Bloomberg hierarchy of categories to identify industries for fixed-income securities. The available categories for the asset-backed securities included in the High Income Fund’s Schedule of Investments are “Other ABS” and “Home Equity ABS.”

8.

Comment: In the Schedule of Investments for the iMGP High Income Fund, please include the disclosure required by Section 12-13, footnote 3 of Regulation S-X as it applies to the Fund’s investments in swaptions.

Response: Comment acknowledged. In connection with the TSR Rules, this information will no longer be included in future shareholder reports, but the Registrant will include the requested disclosure in the Form N-CSR filed with the SEC and posted on the Funds’ website.

9.

Comment: The iMGP International Fund and the iMGP Oldfield International Value Fund each discloses tax reclaims receivable. Please explain supplementally in correspondence to which country or countries these relate and how the Funds monitor collectability.

Response: Comment accepted. The reclaims are from countries that have tax treaties with the United States that allow for the collection of taxes withheld at the time securities are sold in the various local markets and later repatriated via the reclaim process. The list of reclaims is maintained and monitored by subject matter experts at the Registrant’s global custodian, State Street Bank and Trust Company (“State Street”), and reviewed monthly by the Advisor during its management call with State Street, including a senior officer from State Street’s tax reclaim center. The specific countries to which those tax reclaims relate are Austria, Belgium, Denmark, France, Germany, Italy, Japan and Switzerland.

10.

Comment: For the Funds that have borrowings outstanding during the period, please explain why a statement of cash flows has not been presented. In addressing the comment, please provide an analysis pursuant to FASB ASC 230-10-15-4, which sets out the requirements for providing statements of cash flows, and explain whether the Registrant should have provided a statement of cash flows for those Funds. Please include in your response letter that the auditors agree with the analysis. Please also supplementally provide the calculations supporting your analysis.

Response: Comment accepted. Per ASC 230-10-15-4(c), for an investment company to be exempt from providing a statement of cash flows, the company must meet all the following conditions:

i) During the period, substantially all the entity’s investments were carried at fair value and classified as Level 1 or Level 2 measurements in accordance with ASC 820;

ii) The company had little or no debt, based on average debt outstanding during the period, in relation to average total* assets; and

iii) The enterprise provides a statement of changes in net assets.

The Funds that had debt outstanding during the period were the iMGP Global Select Fund, iMGP Oldfield International Value Fund, iMGP SBH Focused Small Value Fund, iMGP Alternative Strategies Fund, iMGP High Income Fund and iMGP Dolan McEniry Corporate Bond Fund. Each of these Funds met all the conditions under ASC 230-10-15-4(c) to be exempt from the requirement to provide a statement of cash flows:

Global Select Fund: i) The Fund held no securities classified as Level 3 during the period, such that all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; and iii) the Fund provided a statement of changes in net assets.

Oldfield International Value Fund: i) The Fund held no securities classified as Level 3 during the period, such that all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; iii) the Fund provided a statement of changes in net assets.

SBH Focused Small Value Fund: i) The Fund held no securities classified as Level 3 during the period, such that all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; iii) the Fund provided a statement of changes in net assets.

Alternative Strategies Fund: i) the Fund held securities classified as Level 3 during the period comprising less than 1% of total assets, such that substantially all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; and iii) the Fund provided a statement of changes in net assets.

High Income Fund: i) the Fund held securities classified as Level 3 during the period comprising less than 1% of total assets, such that substantially all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; and iii) the Fund provided a statement of changes in net assets.

Dolan McEniry Corporate Bond Fund: i) the Fund held no securities classified as Level 3 during the period, such that all the Fund’s investments were carried at fair value and classified as Level 1 or Level 2 in accordance with ASC 820; ii) the Fund had little to no debt outstanding; and iii) the Fund provided a statement of changes in net assets.

*The Registrant’s administrator used average net assets instead of average total assets for this calculation, noting that net assets provide a more conservative number that would not materially affect the calculation.

The Registrant’s independent registered public accounting firm concurs with this analysis. The Registrant has provided the supporting calculations.

11.	Comment: For the iMGP Alternative Strategies Fund and iMGP High Income Fund, please disclose the yield of zero coupon bonds in the Schedules of Investments.

Response: Comment accepted. The Registrant will include that disclosure in future shareholder reports to the extent possible.

12.	Comment: For the ETFs with unitary fee arrangements, please confirm in correspondence whether the Advisor is current with all payments to Fund service providers.

Response: Comment accepted. The Registrant confirms that the Advisor is current with all payments to Fund service providers.

13.

Comment: In the Notes to Financial Statements with respect to related party transactions, please disclose that the management fee for the ETFs is a unitary-type fee and disclose the exclusions from the unitary fee arrangement. Please also address whether Acquired Fund Fees and Expenses are excluded from unitary fee.

Response: Comment accepted. The Registrant will disclose in future shareholder reports that the unitary fee covers ordinary operating expenses other than taxes, brokerage commissions and other transactional expenses, accrued deferred tax liability, acquired fund fees and expenses and extraordinary expenses.

14.

Comment: Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that an annual report be transmitted to shareholders within 60 days after the end of the reporting period. The audit opinion included in the Form N-CSR for the year ended December 31, 2022 was dated after that 60-day period, so it does not appear that the reports were transmitted within the required time period. Please clarify.

Response: Comment accepted. The Registrant’s administrator was delayed in providing certain information needed by the Registrant’s independent registered public accounting firm to complete the audit of the Funds’ financial statements for the year ended December 31, 2022. As a result, the audit opinion was delayed and the Registrant was unable to meet the transmission deadline. The Registrant has addressed the issues with the administrator and will continue to monitor the timeliness of its shareholder reports going forward.

15.

Comment: The Registrant’s Form N-CSR for the year ended December 31, 2023 did not include a new item, Recovery of Erroneously Awarded Compensation. Please use the currently effective version of Form N-CSR in future filings.

Response: Comment accepted. The Registrant confirms that that item was not applicable to the Funds during the reporting period. The Registrant will ensure that each item on Form N-CSR is addressed in future filings.

16.

Comment: Item 4(d) of Form N-CSR for the year ended December 31, 2023 discloses that there were zero dollars of All Other Fees, but also includes an explanation of what the fees related to. The explanation may have been held over from a previous filing. Please confirm or clarify.

Response: Comment accepted. The Registrant confirms that that explanatory language was erroneously carried over from a previous filing and that there were no fees to be disclosed under Item 4(d).

17.  Comment: The iMGP DBi Managed Futures Strategy ETF and iMGP DBi Hedge Strategy ETF disclose that they are non-diversified, but it appears that both are operating as diversified funds. If these Funds have operated as diversified for more than three years, they become de facto diversified funds. Please confirm that these Funds will receive shareholder approval before changing back to non-diversified. Please also confirm that the disclosure will be updated in future filings.

Response: Comment accepted. The Registrant confirms that these Funds will receive shareholder approval before changing back to non-diversified funds. The Registrant will update the disclosure in future filings to note that these Funds are diversified.

18.	Comment: Please update the series and class information in EDGAR for the iMGP Small Company Fund. It is still associated with the Fund’s previous name, iMGP SBH Focused Small Value Fund.

Response: Comment accepted. The Registrant has made the requested update.

19.

Comment: For the three Funds that were acquired through shell mergers – the iMGP Dolan McEniry Corporate Bond Fund, iMGP DBi Managed Futures Strategy ETF and iMGP DBi Hedge Strategy ETF – the change-in-accountant disclosures of Item 27A(h) of Form N-1A were required. The Staff is unable to find that disclosure in the Registrant’s filings. Please clarify.

Response: Comment accepted. The Registrant will ensure that the requested disclosure is included as applicable in any future shell mergers.

20.

Comment: Please direct the Staff to the disclosure in the registration statement related to Applicant’s Conditions 2 and 12 of the Registrant’s multi-manager exemptive order (the “Order”). Condition 2 relates to disclosure of the existence, substance and effect of the Order, and Condition 12 relates to aggregate fee disclosure.

Response: Comment accepted.

Condition 2. Disclosure related to Condition 2 is located under “Evaluation and Selection of Sub-Advisors by the Advisor” on page 50 of the prospectus and “Fund Management and Investment Styles – the Advisor” on page 72 of the prospectus, where the Registrant describes the Advisor’s responsibility for overseeing sub-advisors and recommending their hiring, termination and replacement, and under “– Multi-Manager Structure” on page 73 of the prospectus, where the Registrant describes the existence, substance and effect of the Order. In future filings, the Registrant will also explicitly state that the Advisor has ultimate responsibility for each Fund’s investment performance, as noted in Condition 2 of the Order.

Condition 12. A table on page 73 of the prospectus discloses the total advisory fees charged by the Advisor to each multi-managed Fund as a percentage of net assets. Also on page 73, a table discloses the aggregate fees paid to the sub-advisors of those Funds as a percentage of net assets. On page 76, a table discloses the net advisory fees retained by Advisor as a percentage of net assets. In future filings, the Registrant will also disclose that information as a dollar amount, as noted in Condition 12 of the Order.

21.

Comment: The internal control report filed with Form N-CEN for the year ended December 31, 2021 is signed as of March 1, 2021 instead of 2022. Please amend Form that Form N-CEN to correct the internal control report.

Response: Comment accepted. The Registrant has amended Form N-CEN for the year ended December 31, 2021 as requested, filed via EDGAR on July 18, 2024.

22.

Comment: With respect to Item C.7.k. of Form N-CEN for the year ended December 31, 2023, please explain why none of the ETFs checked the box indicating that they relied on Rule 6c-11 under the 1940 Act.

Response: Comment accepted. In its future Form N-CEN filings, the Registrant will check that box to indicate that the ETFs relied on Rule 6c-11.

23.

Comment: With respect to item C.7.n. of Form N-CEN for the year ended December 31, 2023, all Funds checked the box to indicate that they relied on Rule 18f-4 under the 1940 Act. Please explain whether all Funds should have checked that they relied on that rule, because from the Annual Report it looks like many Funds had no derivatives activity for the year.

Response: Comment accepted. The iMGP Alternative Strategies Fund, iMGP High Income Fund, iMGP DBi Managed Futures Strategy ETF and iMGP DBi Hedge Strategy ETF are full derivatives users under Rule 18f-4. The other Funds are limited derivatives users pursuant to Rule 18f-4(c)(4). In future Form N-CEN filings, the Registrant will check the box for Item C.7.n.i. for those Funds that are limited derivatives users.

24.

Comment: With respect to item C.7.n.v. of Form N-CEN, please explain whether any of the Funds should have checked the box to indicate that they entered into unfunded commitment agreements. From the disclosure in the Annual Report, it appears that the iMGP Alternative Strategies Fund and iMGP High Income Fund may have had investments in unfunded loan commitments.

Response: Comment accepted. Those Funds should have checked the box to indicate that they entered into unfunded commitment agreements during the period. The Registrant will ensure that the disclosure is accurate in future Form N-CEN filings.

25.

Comment: Item C.7.e. of Form N-CEN is checked for the iMGP Alternative Strategies Fund and iMGP High Income Fund, indicating that those Funds relied on Rule 17a-7 under the 1940 Act during the period. However, that disclosure appears inconsistent with p. 145 of the Annual Report, which indicates that only the iMGP Dolan McEniry Corporate Bond Fund relied on Rule 17a-7. Please clarify.

Response: Comment accepted. Only the iMGP Dolan McEniry Corporate Bond Fund relied on Rule 17a-7 during the period. The Registrant will ensure that the disclosure is accurate in future Form N-CEN filings.

26.

Comment: Item C.8.a. of Form N-CEN for the iMGP International Fund and iMGP Alternative Strategies Fund is checked “No” indicating that those Funds did not have an expense limitation arrangement, but Item C.8.b. is checked “yes” indicating that expenses were waived pursuant to an expense limitation arrangement. Please clarify.

Response: Comment accepted. These Funds are each subject to a contractual advisory fee waiver agreement. The Advisor has contractually agreed through April 30, 2025 to waive a portion of its advisory fees after paying all of the sub-advisory fees. This agreement may be terminated at any time by the Board of the Trust upon sixty (60) days’ written notice to the Advisor, and the Advisor may decline to renew this agreement by written notice to the Trust at least thirty (30) days before the agreement’s annual expiration date. The Advisor has waived its right to receive reimbursement of the portion of its advisory fees waived pursuant to this agreement. Item C.8.a. should have been checked “Yes” for those Funds.

The Registrant will ensure that fee waiver and expenses limitation arrangements are disclosed correctly in its future Form N-CEN filings.

27.

Comment: Please verify the accuracy of each Fund’s answer to Item C.8.c. of Form N-CEN, indicating whether fees waived are subject to recoupment. The Notes to Financial Statements in the Annual Report indicate that they are not subject to recapture, but the fee tables in the prospectus indicate that they are.

Response: Comment accepted. The iMGP Global Select Fund, iMGP International Fund, iMGP Alternative Strategies Fund, iMGP High Income Fund, iMGP Small Company Fund and iMGP Oldfield International Value Fund are subject to a contractual advisory fee waiver agreement. The Advisor has waived its right to recoup the advisory fees waived pursuant to that agreement.

Each of the iMGP Global Select Fund, iMGP High Income Fund, iMGP Dolan McEniry Corporate Bond Fund, iMGP Small Company Fund and iMGP Oldfield International Value Fund is separately subject to an operating expenses limitation agreement. The Advisor reserves the right to recoup fees waived pursuant to those expenses limitation agreements.

For the iMGP Global Select Fund and iMGP High Income Fund, Item C.8.c. should have been checked “yes” because fees waived under the operating expenses limitation agreements are subject to recoupment. Recoupment for the other Funds was disclosed correctly. The Registrant will ensure that the right to recoupment is disclosed correctly in future Form N-CEN filings.

In future Form N-CSR filings, the Registrant will also clarify that the sentence on page 144 of the Annual Report stating that “[t]he Advisor is waiving its right to recoup these fees and any fees waived in prior years” applies only to the advisory fee waiver agreement, and that the Advisor reserves the right to recoup fees waived pursuant to the expenses limitation agreements.

* * * * * *

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth PAUL HASTINGS LLP

cc: iM Global Partner Fund Management, LLC